UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

590 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

Not for release, publication or distribution, in whole or in part, in or into Japan, Australia or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

News Release

(i)

19 June 2007

RECOMMENDED CASH OFFER
by
PHOTOCHANNEL NETWORKS INC.
for
PIXOLOGY PLC

UNCONDITIONAL AS TO ACCEPTANCES

PhotoChannel Networks announces that by 1:00 p.m. (London time) on 18 June 2007, PhotoChannel Networks had received valid acceptances in respect of 18,643,731 Pixology Shares, representing 91.96 percent of the entire issued share capital of Pixology. The Offer has become unconditional as to acceptances, and will remain open for acceptance until further notice.

Acceptances

Included within these acceptances are acceptances in respect of 11,126,305 Pixology Shares, representing in aggregate 54.88 percent of the entire issued share capital of Pixology, which were the subject of irrevocable undertakings to accept the Offer from certain Pixology Shareholders.

Neither PhotoChannel Networks nor any person deemed to be acting in concert with PhotoChannel Networks for the purpose of the Offer held any Pixology Shares (or rights over Pixology Shares or short positions in Pixology Shares) immediately prior to the commencement of the Offer Period, nor has acquired or agreed to acquire any Pixology Shares (or rights over Pixology Shares or short positions in Pixology Shares) since the commencement of the Offer Period.

Acceptance of the Offer

Pixology Shareholders who have not yet accepted the Offer, and who wish to do so, should accept the Offer as soon as possible. The procedures for acceptance of the Offer are set out on pages 15 to 18 of the Offer Document and in the Form of Acceptance. Additional copies of the Offer Document and Form of Acceptance can be obtained from Capita Registrars (telephone 0870 162 3121, or +44 208 639 3399 if telephoning from outside the UK).

If you are in any doubt about the Offer, and/or any action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, accountant, solicitor or other financial adviser duly authorized under the Financial Services and Markets Act 2000, who specializes in advising upon investment in shares and other securities if you are in the United Kingdom or, if not, from another appropriately authorized financial adviser in your own jurisdiction.

Terms used in this announcement shall have the meaning given to them in the Offer Document posted to Pixology Shareholders on 21 May 2007.

Enquiries:

Nabarro Wells Richard Swindells / Marc Cramsie	020 7710 7400

Nabarro Wells, which is authorized and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for PhotoChannel Networks and no one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to clients of Nabarro Wells or for providing advice in relation to the Offer or the contents of this announcement.

This announcement does not constitute an offer or invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer is being made solely pursuant to the Offer Document and the Form of Acceptance accompanying the Offer Document, containing the full terms and conditions of the Offer, including details of how the Offer may be accepted.

The availability of the Offer to Pixology Shareholders who are not resident in United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders are set out in the Offer Document.

The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, electronic mail, telex or telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of Australia, Japan or any jurisdiction where to do so would violate the laws in that jurisdiction and the Offer is not capable of acceptance by any such use, means, instrumentality or facility, directly or indirectly from or within Australia, Japan or any such jurisdiction. The Offer to Pixology Shareholders in the United States or who are otherwise US persons under US securities laws is being made on the basis that the Offer is exempt from certain provisions of the Exchange Act that regulate tender offers. Acceptance of the Offer by such Pixology Shareholders is conditional upon the Offer being exempt from these requirements of the Exchange Act. The Offer to Pixology Shareholders who are in Canada, if any, is being made pursuant to an exemption from the provisions of securities legislation in Canada governing takeover bids.

No regulatory authority has approved or disapproved the content of this release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For more Information, Contact:
Mr. Robert Chisholm
Chief Financial Officer
PhotoChannel Networks Inc.
604-893-8955 ext. 224
rchisholm@PhotoChannel.com
Investor Information: (800) 261-6796

End

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: June 19, 2007

/s/ Robert Chisholm

CFO